UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

X	SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	December 31, 2016

DUBUC MOTORS INC.
(Exact name of issuer as speci?ed in its charter)

Delaware	824808133
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

U.S.A. 1250 Borregas Avenue Sunnyvale, CA 94089	Canada 3000 Watt # 12, Quebec, Quebec, G1X 3Y8
(Full mailing address of principal executive of?ces)

514-264-1359
(Issuer's telephone number, including area code)

SEMI-ANNUAL REPORT FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2016

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion of our financial condition and results of operations should be read together with the audited financial statements for the six-month period ended December 31, 2016 and related notes. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

The effective date of this MD&A is March 29, 2017. We prepare our financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP"). Our management is responsible for our financial statements and this discussion of our financial condition and results of operations.

Overview

We were incorporated in Delaware January 13, 2016. We were formed to design, develop, manufacture and sell high-performance fully electric vehicles on a universal platform, chassis and body design developed by Dubuc Super Light Car Inc., a Quebec incorporated company. We operate under an exclusive licensing and commercialization agreement with Dubuc Super Light Car Inc.

The company intends to take the existing prototype electric vehicle developed by Dubuc Super Light Car Inc. further with a number of additional enhancements before advancing it to commercial production in the fourth quarter of 2017, assuming we are successful in raising the necessary financing.

Since our inception to today's date, we have been focused on organizing the structure of the company and our Regulation A Tier 2 offering.

Results of Operations

From the six month period ended December 31, 2016, we incurred $66,538 in expenses (from our inception on January 13, 2016 to June 30, 2016 - $100,680). Our expenses consisted of advertising and promotion in the amount of $34,171 (June 30, 2016 - $31,481), marketing costs - nil (June 30, 2016 - $33,500), legal and professional fees of $26,580 (June 30, 2016 - $10,500), general and administrative costs of $4,066 (June 30, 2016 - $1,242), website development costs of $775 June 30, 2016 - $973), and rent of $441 (June 30, 2016 - $447). We recorded a net loss of $51,974 for the six-month period ended December 31, 2016 as compared to a loss of $100,680 for the period from inception on January 13, 2016 until June 30, 2016.

Liquidity and Capital Resources

As of December 31, 2016, the Company had a working capital deficiency of $175,145 (from our inception on January 13, 2016 to June 30, 2016 - $100,650). Our current assets consisted of cash in the amount of $10,598. Our current liabilities at December 31, 2016 totaled $175,175 (June 30, 2016 - $100,750).

To date, our operations have been funded through advances by our directors and officers. Our ability to successfully execute our business plan is contingent upon us obtaining additional financing and/or upon realizing sales revenue sufficient to fund our ongoing expenses. Until we are able to sustain our ongoing operations through sales revenue, we intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements. We do not have any formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time. There can be no assurance that such additional financing will be available to us on acceptable terms, or at all.

Plan of Operation

We are dependent upon the net proceeds from the Regulation A Tier 2 offering which was Qualified on February 22, 2017 (the "offering"), and other offerings to conduct our proposed operations. We are offering up to 2,500,000 Class B Common Shares for $8 per share to raise an aggregate total of $20 million if all shares offered are sold under this offering. There is no minimum amount required to be sold in the offering other than the minimum investment size of $200 is required for each investor.

We may also choose to sell our securities under other available securities exemptions such as Regulation S before this offering has been qualified by the SEC or concurrent with this offering.

During the next six to twelve months, we intend to concentrate our efforts on five main activities: (1) raising capital; (2) hiring key members of the demo production employee/consultant team; (3) continuing development of the Tomahawk electric vehicle; (4) expanding sales and marketing to enable the company to take refundable customer deposits; and (5) pursuing additional funding.

If we are successful in raising the maximum net proceeds in this offering, we intend to expand our plan of action to include: (1) purchase a building to house our manufacturing and production activities; (2) renovate this building to suite our needs; (3) set-up our manual production line, including purchasing equipment, inventory and parts; (4) continue engineering and design research and development; and (5) expanding our hiring activities to include manufacturing production line employees/consultants, research team members, sales and marketing team members and office team members.

We are already working on the next prototype of the Tomahawk electric vehicle. This work is being financed by our directors and officers and is advancing at a modest pace. The pace of this work will pick-up in direct relationship to the total funds we have available. The diagram below portrays the stages of development for the current offering round which we believe will lead us to production.

Milestone Estimated Timeline (Months)
1	2	3	4	5	6	7	8	9	10	11	12
Close Capital Raising Offering
Proto-type Vehicle Building & Testing
Purchase Property & Property Improvement
Manual Production Line Set-Up & Operation
Completion of Safety & Final Engineering Tests
Government Clearance
Vehicle Production

Once we have covered the cost of this offering we will use all additional funds received in advancing our business. We will immediately begin securing demo production employees and consultants, and if sufficient funds are on hand, manual production line employees and consultants.  Sales and marketing is an ongoing activity.

We will set-up our manual production line and operations in rented space if we do not raise sufficient capital in this offering to purchase a property.  We will forgo additional research and development other than related to advancing our prototype until we have raised an amount greater than 75% of this offering.

This timeline may be adjusted further if we are only partially successful in raising the capital we need to get to vehicle production.

The following chart provides an overview of our budgeted expenditures for 12 months following the completion of this offering under different capital raising scenarios. The expenditures are categorized by significant area of activity.

	25% of Offering Raised	50% of Offering Raised	75% of Offering Raised	100% of Offering Raised

Offering Expenses	$610,000	$1,060,000	$1,510,000	$1,960,000
Building
Purchase Property	$0	$0	$3,000,000	$4,800,000
Property Improvement	$0	$0	$750,000	$750,000
Demo (Pro-Type Vehicle Building and Testing)	$2,560,000	$3,150,000	$3,050,000	$3,050,000
Manual Production Line Set-Up	$550,000	$4,330,000	$4,880,000	$5,430,000
Research and Development	$0	$0	$0	$1,100,000
Sales and Marketing(9)	$100,000	$250,000	$500,000	$750,000
Office Employees and Other Consultants(10)	$480,000	$600,000	$650,000	$710,000
General and Administrative Expenses	$200,000	$270,000	$300,000	$300,000
Working Capital	$390,000	$230,000	$250,000	$540,000
Contingency Capital	$110,000	$110,000	$110,000	$610,000

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

If we do not receive adequate proceeds from this offering to carry out our forecasted operations to operate for the next 12 months our directors and officers have informally agreed to provide us funds, however, we have no formal commitment, arrangement or legal obligation for any party to provide funds to the company. Any funds advanced from our directors and officers will be limited in nature and will not be sufficient to make up shortfall in our offering. Instead, any such funds advanced will allow us to continue to seek additional funds through this offering and potentially other avenues. We have no bank lines or other financing arranged at this time.

In our opinion, if we are successful in raising the maximum amount offered in this offering we will satisfy our initial cash requirements and put us in a position to grow our business in accordance to our business plan. We estimate that the $20 million we are seeking in this offering will be sufficient to fully fund bringing us into production. We estimate that we may need an additional $1,000,000 for our production activities in the following year after this offering, depending on market demand for our vehicles.  We plan to continue our current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2018.

While we intend to advance our plans through additional equity and debt financing, there is no assurance that any funds will ultimately be available for operations. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash we need, or cease operations entirely.

Trends in Cash Flow, Capital Expenditures and Operating Expenses

To date we have not generated revenue from our operations. We have been dependent on loans from our CEO and COO. These loans have been non-interest bearing, unsecured and have no fixed terms of repayment.

We will need to raise additional capital if we are to continue as a going concern. Our inability to raise additional capital in the future will limit or eliminate our ability to implement any business strategy whatsoever. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage, decreased income available to fund further acquisitions and expansion and may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. Future equity financings may dilute the equity interest of our existing stockholders. Currently, we are dependent on our CEO and COO to continue to financially support the company.

We expect to see a net increase in capital expenditures over the next twelve months as we activate our business plan. We plan to fund approximately $2 million to $20 million in capital expenditures through the offering above, and offerings of our securities outside of United States. We plan to invest in equipment and molds to support all production, and begin installation of Tomahawk vehicle production machinery.

Our operating expenses are expected to grow by about 100% in the next twelve months as compared to the period from our inception (January 13, 2016) to December 31, 2016. This increase is driven by our activating our business plan as well as increases in general and administrative costs to support the growth of the business. We expect pre-sales, general and administrative expenses to increase over the next twelve months as we focus on expanding our customer and corporate infrastructure.

Related Party Transactions

Equity

On May 13, 2016, we issued to the CEO of the Company 12,922,500 Class A Common Shares with a value of $13.

On May 13, 2016, we issued to the COO of the Company 12,922,500 Class A Common Shares with a value of $13.

Promissory Note

On June 30, 2016, we entered into an unsecured demand promissory notes for $97,078 with the our CEO and COO. The balances are non-interest bearing, unsecured and have no fixed terms of repayment.

Going Concern

We have experienced losses from operations since inception. To date, we have not been able to produce any sales to become cash flow positive and profitable. The success of our business plan during the next 12 months and beyond will be contingent upon generating sufficient revenue to cover our costs of operations and/or upon obtaining additional financing. These reasons raise substantial doubt about our ability to continue as a going concern.

Off Balance Sheet Arrangements

As of December 31, 2016, there were no off balance sheet arrangements.

Critical Accounting Policies and Estimates

General

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

We base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Cash and cash equivalents

Cash and cash equivalents includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash of which, in the opinion of management, are subject to insignificant risk of loss in value. We had $100 in cash at June 30, 2016.

Income taxes

We follow the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of deferred income tax assets recognized is limited to the amount that is more likely than not to be realized.

Licenses and patents

Costs to acquire rights to licenses are capitalized and amortized over their expected economic useful lives. Where the future benefits of the rights are unknown, these costs are expensed as incurred. Costs associated with the submission of a patent application are expensed as incurred given the uncertainty of the patents resulting in probable future economic benefits to the Company.

Impairment of long-lived assets

We review out long-lived assets and certain identifiable intangible assets held and used for possible impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In evaluating the fair value and future benefits of its tangible and intangible assets, management performs an analysis of the anticipated discounted future net cash flows of the individual assets over the remaining estimated economic useful lives. We recognize an impairment loss if the carrying value of the assets exceeds the expected future cash flows. As of December 31, 2016, there were no impaired long-lived assets.

Stock based compensation

We grant stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment, using the Black-Scholes option pricing model.

Financial Instruments

We classify financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

We classify our financial instruments as follows:

Cash is classified as held for trading and is measured at fair value using Level 1 inputs. Accounts payable is classified as loans and receivables, and has a fair value approximating its carrying value, due to their short-term nature and the promissory note is classified as other financial liabilities.

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share when the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

Recently issued accounting pronouncements

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern".

Historically, there has been no guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern. This ASU clarifies when and how management should be assessing their ability to continue as a going concern. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. We expect the adoption of ASU 2014-15 will have an impact on the frequency with which going concern assessments are conducted but do not expect the adoption to have significant changes to existing disclosure.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier adoption is permitted. We do not expect the adoption of ASU 2015-17 to have a material impact on our financial reporting and disclosures.

Item 2. Other Information

Other Events

StartEngine.com was not able to incorporate our standard subscription agreement and schedules into their online system. As a result, they has requested we use a simplified subscription agreement for potential investors using StartEngine. The majority of the schedules in our standard subscription agreement are required certificates and forms under Canadian securities laws and not U.S. securities laws. We will continue to use our standard subscription agreement on our website dubucmotors.com and with investors who prefer to complete a non-electronic subscription agreement.

As contemplated in our agreement with StartEngine.com as previously filed, we are required to enter into a service agreement with FundAmerica.com. and its related entity Prime Trust LLC. (FundAmerica). Under this service agreement FundAmerica will receive funds, act as escrow agent and transfer agent in connection with any potential investors using the StartEngine.com platform. FundAmerica has informed us they will not provide these services to us in connection with investors outside of the StartEngine.com platform. We have not yet received an executed agreement from FundAmerica but have signed the Prime Trust escrow agreement.

Dubuc Motors Inc.

Financial Statements

(Expressed in United States Dollars)

Six Month Period Ended December 31, 2016

Dubuc Motors Inc.

Index

Page

Financial Statements

Balance Sheet	11

Statement of Operations	12

Statement of Stockholders' Deficiency	13

Statement of Cash Flows	14

Notes to Financial Statements	15-21

Dubuc Motors Inc.
Balance Sheet
(Expressed in United States Dollars)

	For the Year Ended June 30, 2016 (Audited)	For the 6 Mo. Period Ended Dec. 31, 2016 (Unaudited)
ASSETS

Current
Cash	$100	$10,598
Total current Assets	100	10,598

Total Assets	$100	$10,598

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts Payable	3,672	26,580
Related party promissory notes (Note 5)	97,078	133,595
Refundable customer deposits	0	15,000

Total liabilities	100,750	175,175

Stockholders' deficiency
Class A common shares, $00001 par value; 30,000,000 shares authorized (26,445,000 issued and outstanding as of December 31, 2016)	26	26
Class B common shares, $00001 par value; 64,000,000 shares authorized (3,625,000 issued and outstanding as of December 31, 2016)	4	4
Preferred shares, $00001 par value; 1,000,000 shares authorized
(Nil issued and outstanding as of December 31, 2016,)
Accumulated deficit	(100,680)	(175,175)

Total stockholders’ deficiency	(100,650)	(175,145)

Total Liabilities and Stockholders' Equity	$100	$100

Nature and continuance of operations (Note 1)

Commitments (Note 9)

The accompanying notes are an integral part of these financial statements.

Dubuc Motors Inc.
Statement of Operations
(Expressed in United States Dollars)
For the 6 Month Period ended December 31, 2016

SALES REVENUE
Tomahawk Reservation	$15,000

EXPENSES
Advertising and promotion	$34,171
General and administration	4,066
License fees	505
Marketing	0
Professional fees	26,580
Rent	441
Website development	775
Total expenses	66,538

Net Loss	$(51,974)
Basic and diluted loss per share	$(0.01)
Weighted average number of common shares outstanding – basic and diluted	3,954,455

The accompanying notes are an integral part of these financial statements.

Dubuc Motors Inc.
Statement of Stockholders' Deficiency
(Expressed in United States Dollars)
For the 6 Month Period ended December 31, 2016

	Class A Stock	Class B Stock	Class A	Class B	Accumulated
			Stock	Stock	Deficit	Total

Balance, January 13, 2016	-	-	$-	$-	$-	$-

Issuance of Common Shares on incorporation	100	-	100	-	-	100

Repurchase of Common Shares	(100)	-	(100)	-	-	(100)

Issuance of Class A Common Shares for license fee	26,445,000	-	26	-	-	26

Issuance of Class B Common Shares for license fee	-	3,625,000	-	4	-	4

Net loss for the period	-	-	-	-	(100,680)	(100,680)

Balance, June 30, 2016	26,445,000	3,625,000	$26	$4	$(100,680)	$(100,650)

Balance, December 31, 2016	26,445,000	3,625,000	$26	$4	$(175,175)	$(175,145)

The accompanying notes are an integral part of these financial statements.

Dubuc Motors Inc.
Statement of Cash Flows
(Expressed in United States Dollars)
For the 6 Month Period ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(51,974)
Adjustments for non-cash items
457
Changes in non-cash working capital items
Accounts payable	26,580
Net cash used in operating activities	(25,394)

Financing activities
Issuance of common shares	0
Promissory note	36,517
Customer deposits	15,000
Net cash provided by financing activities	51,517

Change in cash during the period	10,498
Cash beginning of period	100
Cash end of period	$10,598

The accompanying notes are an integral part of these financial statements.

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
Six Month Ended December 31, 2016
(Unaudited)

1.             NATURE AND CONTINUANCE OF OPERATIONS

Dubuc Motors Inc. (the "Company") was formed as a Delaware corporation on January 13, 2016, under the name "Dubuc Super Light Car Corp." The Company filed a Certificate of Amendment of Certificate of Incorporation to change the name of the Company to "Dubuc Motors Inc." on January 21, 2016.

The Company was formed to design, develop, manufacture and sell high-performance fully electric vehicles on a universal platform, chassis and body designs developed by Dubuc Super Light Car Inc., a Québec incorporated Company.

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company has an accumulated deficit of $100,680 as of December 31, 2016. The Company will be dependent upon the raising of additional capital through placement of its Class B common shares in order to implement its business plan. The Company is funding its initial operations by issuing Class B common shares. The Company cannot be certain that capital will be provided when it is required. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America ("U.S.").

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

   Cash and cash equivalents

Cash and cash equivalents includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash of which, in the opinion of management, are subject to insignificant risk of loss in value. The Company had $100 in cash at December 31, 2016.

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
Six Month Ended December 31, 2016
(Unaudited)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of deferred income tax assets recognized is limited to the amount that is more likely than not to be realized.

Licenses and patents

Costs to acquire rights to licenses are capitalized and amortized over their expected economic useful lives. Where the future benefits of the rights are unknown, these costs are expensed as incurred. Costs associated with the submission of a patent application are expensed as incurred given the uncertainty of the patents resulting in probable future economic benefits to the Company.

Impairment of long-lived assets

The Company reviews its long-lived assets and certain identifiable intangible assets held and used for possible impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In evaluating the fair value and future benefits of its tangible and intangible assets, management performs an analysis of the anticipated discounted future net cash flows of the individual assets over the remaining estimated economic useful lives. The Company recognizes an impairment loss if the carrying value of the assets exceeds the expected future cash flows. As of December 31, 2016, there were no impaired long-lived assets.

Stock based compensation

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants.  An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment, using the Black-Scholes option pricing model.

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
Six Month Ended December 31, 2016
(Unaudited)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial Instruments (cont’d)

certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

The Company classifies its financial instruments as follows:

Cash is classified as held for trading and is measured at fair value using Level 1 inputs. Accounts payable and related party promissory notes are classified as other financial liabilities, and have a fair value approximating their carrying values, due to their short-term.

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share when the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

Recently issued accounting pronouncements

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2014-15, "Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern". Historically, there has been no guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern. This ASU clarifies when and how management should be assessing their ability to continue as a going concern. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. The Company expects the adoption of ASU 2014-15 will have an impact on the frequency with which going concern assessments are conducted but does not expect the adoption to have significant changes to existing disclosure.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier adoption is permitted. The Company does not expect the adoption of ASU 2015-17 to have a material impact on the Company’s financial reporting and disclosures.

common stock with a par value of $0.000001 per share, 64,000,000 are Class B common stock with a par value of $0.000001 per share and 1,000,000 are preferred stock with a par value of $0.000001.

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
Six Month Ended December 31, 2016
(Unaudited)

3.             EQUITY

Common Stock

The authorized share capital of the Company is 95,000,000 shares, of which: 30,000,000 shares are Class A.

The Class A common stock are entitled to share with holders of Class B common stock on a per share basis, in dividends, and other distributions of cash, property, or shares of stock in the Company as may be declared by the Board of Directors. In the event of voluntary or involuntary liquidation, dissolution of assets or winding up of the Company, the holders of Class  B common stock are entitled to share equally with the holders of Class A common stock. The holders of Class A common stock and Class B common stock have no preemptive, subscription or other rights and there are no redemption or sinking fund provisions applicable to the Company’s shares. Any of the Class A common stock and Class B common stock may be redeemed by the Company for such consideration, at such time and under such terms and conditions which shall be left to the entire discretion of the Board of Directors.

The preferences, limitations, and rights of Class A and Class B common stock and the qualifications and restrictions are identical except the Class A common stock holders are entitled to two votes per stock while the Class B common stock holders are entitled to one vote per stock. The Class A common stock may be converted at the option of the holder into one share of Class B common stock. Any Class A common shares transferred to a person other than an existing holder of Class A common stock will automatically be converted into Class B common stock. There preferences, limitations and rights of the preferred stock are undefined at year end.

Share Issuances

On January 13, 2016, the Company issued 100 Class A common shares at a price of $1.00 per share for gross proceeds of $100. The Company repurchased these shares on May 13, 2016 at a price of $1.00 per share.

On May 13, 2016, the Company issued 26,445,000 Class A common shares at a par value of $26 and 3,625,000 Class B common shares at a par value of $4 as partial consideration for Dubuc Super Light Car Inc. entering into the licensing agreement with the Company (Note 4).

Stock Options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees, and consultants.  Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. The exercise price of each option is based on the fair market value price of the Company's stock on the date of grant. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.  As of December 31, 2016, there have been no grants made under the Plan.

4.             LICENSE AGREEMENT

On May 31, 2016, the Company entered into a licensing and commercialization agreement with Dubuc Super Light Car Inc. ("Dubuc Super Light"). In exchange for 26,445,000 Class A common shares with a total par value of $26.45, 3,625,000 Class B common shares with a total par value of $4, the assumption of $22,507 in debt, which is included in related party promissory notes at period end, and a 5% royalty on sales, the Company received the exclusive use of certain intellectual property and know-how related to the

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
Six Month Ended December 31, 2016
(Unaudited)

4.             LICENSE AGREEMENT (cont’d)

design, development, and manufacturing of fully electric vehicles on a universal platform, chassis and body design developed by Dubuc Super Light Cars Inc.

Dubuc Super Light Cars Inc. is considered a related party to the Company due to the Company's directors owning a majority of the interests in the Company.

5.             RELATED-PARTY TRANSACTIONS

Equity

On May 13, 2016, the Company issued to the CEO of the Company 12,922,500 Class A common shares with a value of $13 (Note 3).

On May 13, 2016, the Company issued to the COO of the Company 12,922,500 Class A common shares with a value of $13 (Note 3).

Promissory Notes

On December 31, 2016, the Company entered into unsecured demand promissory notes for $97,078 with the CEO and COO of the Company. This amount due under the note was increased to $133,595 as of December 31, 2016. The balance is non-interest bearing, unsecured and has no fixed terms of repayment.

6.             INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes as follows:

2016

Loss for the period	$(100,680)

Expected income tax (recovery)	$(34,000)
Change in unrecognized deductible temporary differences	34,000
Total income tax expense (recovery)	$-

The significant components of the Company’s deferred tax assets are as follows:

2016
Deferred tax assets
Non-capital losses	34,000
34,000
Valuation allowance	(34,000)
Net unrecognized deferred tax assets	$-

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
Six Month Ended December 31, 2016
(Unaudited)

6.             INCOME TAXES (cont’d)

The Company has non-capital losses for US income tax purposes of approximately $101,000 which may be carried forward and applied against taxable income in future years. These losses, if unutilized, will expire in 2033.

7.             FAIR VALUE ACCOUNTING

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 -
Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 -
Quoted prices in active markets for similar assets that are observable.

Level 3 -
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s cash is measured at fair value using Level 1 inputs.

8.             CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company currently consists of stockholders’ deficiency. The Company makes adjustments to its capital structure upon approval from its Board of Directors, in light of economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the period. The Company does not presently utilize any quantitative measures to monitor its capital.

9.             COMMITMENTS

(a)     The Company entered into an agreement with C.O. Enterprises, LLC (dba Agency 2.0) to provide marketing services to the Company. The total fees for services are expected to be $100,000, of which $30,000 were incurred as of December 31, 2016.

(b)     The Company has entered into employment agreements with two of its key executives for a one-year term that provide for aggregate annual compensation of $250,000 and up to $500,000 of severance payments for termination without cause.

(c)     The Company entered into a posting agreement with StartEngine Crowdfunding Inc. ("StartEngine") whereas StartEngine has agreed to act as an online intermediary technology platform. In connection with its services, StartEngine will receive the following compensation from the company:

•         a cash payment of $50 per investor accepted by the company; and

•         a warrant to purchase the Company's common stock exercisable at $8.00 per Share on a cash or cashless basis.

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
Six Month Ended December 31, 2016
(Unaudited)

9.             COMMITMENTS (cont’d)

The number of shares that may be acquired under the warrant is to be determined by dividing the number of individual investors times by $50, by 30% of the issue price to the investors. On the six-month anniversary of the issuance date, and on each 6-month anniversary thereafter, the number of warrant shares issuable under the warrant is to increase by 25% until such date that the company undertakes an initial public offering or fundamental transaction.

Item 3. Exhibits

2.1	Restated and Amended Certificate of Incorporation*

2.2	Bylaws*

3.1	2016 Stock Option Plan and Individual Stock Option Agreement*

3.2	StartEngine Crowdfunding, Inc. Warrant*

4.1	Form of Regulation A Subscription Agreement**

4.2	StartEngine Simplified Subscription Agreement

6.1	License and Commercialization Agreement with Dubuc Super Light Car Inc.*

6.2	Posting Agreement with StartEngine Crowdfunding, Inc.*

6.3	Marketing Agreement with C.O. Enterprises, LLC*

6.4	Promissory Note*

6.5	Tomahawk Reservation Agreement*

6.6	Management Agreement with Mario Dubuc*

6.7	Management Agreement with Mihalis Kakogiannakis*

6.8	Indemnity Agreement with Mario Dubuc*

6.9	Indemnity Agreement with Mihalis Kakogiannakis*

* Filed previously with Form 1-A on November 4, 2016.

** Filed previously with Form 1-A Amendment No. 1 on January 26, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUBUC MOTORS INC.

/s/ Mario Dubuc
By:
Mario Dubuc
Chief Executive Officer of Dubuc Motors Inc.

Date:  March 31, 2017

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Mihalis Kakogiannakis
By:
Mihalis Kakogiannakis
Chief Operating Officer, and Director of Dubuc Motors Inc.
Date:	March 31, 2017

/s/ Mario Dubuc
By:
Mario Dubuc
Chief Executive Officer, Acting Chief Financial Officer, Principal Accounting Officer, and Director of Dubuc Motors Inc.
Date:	March 31, 2017

END